Exhibit 99.3

MINERA ANDES INC.

Annual Mailing List Request Form

TO: REGISTERED SHAREHOLDERS

In accordance with securities regulations, registered shareholders may elect annually to receive interim financial statements and related management discussion and analysis (“MD&A”) by mail, if they so request.

If you are interested in receiving such mailings, please complete and return this form:

☐	Mark this box if you wish to receive interim financial statements and related MD&A” by mail

If you choose not to receive this information by mail, it will still be available to you on SEDAR at http://www.sedar.com/and on our website at http://www.minandes.com/.

As long as you remain a registered shareholder, you will be asked to renew your requests to receive interim financial statements and related “MD & A” each year.

Name: (Please Print) ____________________________________________________________________________________

Address: _____________________________________________________________________________________________

______________________________________________________________ Postal Code: ____________________________

Signature: ______________________________________________________ Date: _________________________________

THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW.

MINERA ANDES INC.

111 East Magnesium Road, Suite A

Spokane, Washington

99208